Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: February 13, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of AMEC and Foster Wheeler (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Participants in the Solicitation

AMEC, Foster Wheeler and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed offer. Information about AMEC’s directors and executive officers will be made available in the registration statement on Form F-4 when filed. Information about Foster Wheeler’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2012 dated March 1, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the prospectus/proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following is a transcript  of a video interview with Samir Brikho, CEO of AMEC, posted on the AMEC website, www.amec.com, on February 13, 2014:

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2013 full year results

Q:                        The results you’re reporting today are in line with expectations, so what for you are the highlights?

A:                         For me, the highlight would be the EPS, first, is up 11%.  The cashflow conversion is almost 100%, and we have a record order book at GBP4.1bn.

We must not forget all the improvements which we have made in a number of key safety measures, and we should be very proud that we are on the Dow Jones Sustainability Index now for the 10th year in a row.  And we are really seeing a collaborative approach to winning new business and delivering work as a result of the organisation’s change, which we did in 2012.

Q:                        But having said that, your reported revenues are down.  Does that mean that growth has stalled?

A:                         The revenues are in line and as expected.  In the year, we saw incremental procurement of GBP200m lower than in the year before.  We have also seen that mining is down, we are coming off peaks on the Kearl project in the Canadian oil sands.  But we saw a strong performance on the conventional oil and gas, especially in the UK North Sea and in the Middle East.  The renewables are very strong in the US, and also we expect good underlying growth in 2014.

Q:                        While overall margins have grown by 40 basis points, performance does seem to have been mixed, so what were the key drivers behind that performance?

A:                         Well, of course, there was a mix in the 2013 results.  We have gained from the lower procurement part; we saw cost efficiencies following the restructuring in 2012.  We had favourable project closeouts in the Americas, and also we benefited from R&D subsidies in Canada and in the US.

That has partially been offset by lower contributions from Sellafield, by losses on the TGPP contract in the UK, which we spoke about it at the half year.

So bringing all that together, the like for like margins are stable this year and may go down in 2014, as we are looking forward, as an impact of that mix.

Q:                        And can you just give us an update on what’s happened in the UK conventional power business?

A:                         In the European geography, our focus has been on the nuclear activities.  It has been on the T&D business and also on renewable energy.  So deliberately, we have been reducing our exposure to UK conventional power over a number of years, and now the contracts are complete and we’re not generating anymore revenues.

Foster Wheeler acquisition

Q:                        Can you remind us why this deal makes sense for AMEC?

A:                         Let me start answering this question having the customer first, in the centre of this, because customers are interested to know, what is the role of AMEC in the oil and gas value chain? What we’re doing here… this deal will add a mid and downstream business.  It will get us an access to a multiple-time market [that’s bigger] than what we have today.  It’s about the new customer relationships, increasing the possibility to sell to each other.  Also, it will give us a possibility to give an improved geographic footprint.  We have always said that AMEC is sub-scale in the Middle East, and this will double the revenues from the Growth Regions.  It will increase AMEC’s Latin American exposure, bringing scale benefits.

There’s always discussions about how much cost synergies and tax synergies [are achievable], and we expect at least $75m out of the cost synergies and additional tax synergies.

But what excites me about this deal, actually, is there is a significant revenue synergy, whether it is cross-selling services to a combined customer base, whether it is expanding the brownfield and environmental services, offering on a global base into the mid and downstream markets.  And it will give us access to a $300bn market.

When it comes to the business model, this will retain the AMEC low risk and cash-generative business model, so there’s no change to what we have been doing up to now.  Think about combining two highly skilled workforces with industry-leading engineering and project-management expertise, how much value it will bring to these customers.  At the same time, it will add a robust and profitable power equipment business with a solid backlog of orders.  So all in all, this is a great deal, and it actually ticks all the boxes in every dimension.

Q:                        Can you tell us a little bit about what the combined entity would look like in terms of its size and its market coverage?

A:                         Well, the combined group will have revenues of some GBP6.2bn.  It will have an EBITA of some GBP500m.  But think about the combination of the two teams, which is making more than 40,000 employees around the globe.  The beauty with this is that we’ll be able to follow our customers, wherever they are, much better than we are doing today.

Q:                        And what does this deal mean for your employees?

A:                         Well, actually, whether it is for the employees of AMEC, or for the employees, for that case, of Foster Wheeler, what is good here, this is a transformational deal for both companies.  It will add quite a good competence and skills to the ones which we have, so it’s not been a competitive situation.  We have been strong in the upstream, Foster Wheeler have been strong in the mid and downstream… and the addition will create actually more value to the customers of the combined group of AMEC and Foster Wheeler.

Q:                        And so what can we expect to see happening next?

A:                         Well, there is a time schedule which we need to follow.  In this type of a deal, you have a number of regulations which you need to follow.  You have a number of filings which you need to do.  There is a lot of antitrust issues which need to be solved.  So this will take some months, but, of course, we’ll be keeping everybody informed of what we are up to, what’s the latest development are and what will be the possible closing date.

Market and outlook

Q:                        And how do you see 2014 looking ahead?  What’s your outlook?

A:                         First, we expect the underlying growth, excluding procurement, to be good, especially in conventional oil and gas and clean energy.  Now, maybe there are some risks to the margins because of the mix.  We see strengthening of sterling relative to the North American currencies, which means the forward rates indicate an impact in excess of GBP10m.  But let me add here to the Foster Wheeler acquisition; it is expected to create sustainable value for the long term.  It’s double-digit earnings enhancing in the first 12 months, and of course it’s a matter of timing, so it won’t be fully realized in 2014.

Q:                        And what do you see as the overall outlook for your markets in 2014?

A:                         In the current situation, we see a big advantage of a diversified approach, whether it is across markets, across geographies or across the asset life cycle.  Don’t forget, at AMEC, we work on lots and lots of projects each year.  But let me go through the four markets which we are active in.

When it comes to the oil and gas, and here I’m thinking about first the conventional, whether it is the UK North Sea and the Middle East, we had a great success.  On the Canadian oil sands and the unconventionals, we’re working now on a number of projects, but Kearl is off its peak.

On the mining side, we do all know that the markets remain tough, but we have good penetration in Africa.  We are working now in a couple of interesting projects in Australia, like the Roy Hill and the Hillside.  We continue to develop position in the underground mining, and all that is actually consistent with our Vision 2015.

When it comes to clean energy, the highlight in the US has been the renewable.  That’s remained strong into the year.  On the UK, a nuclear new build, is going to be a very interesting proposition here to follow.  Of course, we depend on the progress with EU approvals.  And the E&I services, that continues to be a differentiator in the market.  So, overall, we expect a good growth going forward in 2014.

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